UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-9C-3
                      QUARTERLY REPORT PURSUANT TO RULE 58
               For the Quarterly Period Ending September 30, 1999


                            National Fuel Gas Company
                      (Name of Registered Holding Company)

                               10 Lafayette Square
                             Buffalo, New York 14203
                      (Name of Principal Executive Officer)



            Inquiries concerning this Form U-9C-3 may be directed to:
                                James R. Peterson
                               Assistant Secretary
                            National Fuel Gas Company
                                   Suite 1500
                               10 Lafayette Square
                             Buffalo, New York 14203
                                 (716) 857-7086


                           ITEM 1 - ORGANIZATION CHART

Name of Reporting Co.         Energy or Gas  Date of       State of      Percentage of           Nature of  Business
                              Related        Organization  Organization  Voting Securities
                                                                         Held

National Fuel Gas Company     Holding        1902          New Jersey    Holds all voting        The Company is an integrated
                                                                         securities of National  natural gas operation engaged in
                                                                         Fuel Resources, Inc.    owning and holding securities
                                                                         and the reporting       issued by its subsidiaries.
                                                                         companies except as
                                                                         indicated below.

Seneca Independence           Gas            1996          Delaware      100%                    Holds a 33 1/3% general partnership
Pipeline Company                                                                                 interest in Independence Pipeline
                                                                                                 Company, which was not formed
                                                                                                 under Rule 58.

Niagara Independence          Holding        1997          Delaware      100%                    Holds the 33-1/3% general
Marketing Company                                                                                partnership interest in
                                                                                                 DirectLink indicated below.

DirectLink Gas Marketing      Gas            1997          Delaware      33-1/3%                 Gas marketing.
Company

Upstate Energy Inc.           Gas            1997          New York      100%                    Gas marketing. Also owns a 50%
                                                                                                 interest in the Roystone Gas
                                                                                                 Processing Plant which was acquired
                                                                                                 pursuant to Rule 58.

Roystone Gas Processing       Gas            1994          Pennsylvania  50%                     Processes natural gas and sells
Plant                                                      (general                              natural gas liquids.
                                                           partnership)

Seneca Resources Corporation  Holding        1913          Pennsylvania  100%                    Owned a 100% interest in HarCor
                                                                                                 Energy, Inc. with which it merged
                                                                                                 during the quarter.

HarCor Energy, Inc.           Gas            1976          Delaware      100%                    An oil and gas company which,
                                                                                                 during the quarter, merged with and
                                                                                                 into Seneca Resources Corporation

      NARRATIVE DESCRIPTION:

      National Fuel Gas Company is not "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

      During the quarter ended September 30, 1999, the reporting companies engaged in the following activities:

      Seneca Independence Pipeline Company ("SIP") retained its 33 1/3% general partnership interest in Independence Pipeline Company ("Independence"), pursuant to approval by the SEC under the PUHCA (see File 70-9117, HCAR No. 35-26840). SIP's transactions this quarter are described in its financial statements at Item 6.

      Niagara Independence Marketing Company ("NIM") retained its 33 1/3% interest in DirectLink Gas Marketing Company ("DirectLink"). NIM's and DirectLink's transactions this quarter are described in their financial statements at Item 6.

      Upstate Energy Inc. ("Upstate") engaged in gas marketing transactions this quarter.

      HarCor Energy, Inc. ("HarCor") has appeared on previous reports and, during the quarter, was merged with and into its wholly-owned parent, Seneca Resources Corporation ("Seneca"). Neither HarCor nor Seneca will appear on future reports.

      Roystone Gas Processing Plant engaged in processing natural gas and selling natural gas liquids during the quarter, but Upstate did not acquire its interest in Roystone until the final day of the quarter.


            ITEM 2 - ISSUANCE OF SECURITIES AND CAPITAL CONTRIBUTIONS


Company            Type of    Principal Amount   Issue or   Cost of   Person to       Collateral   Consideration
Issuing            Security   of Security        Renewal    Capital   Whom Security   Given With   Received for
Stock              Issued                                             Was Issued      Security     Each Security


Seneca             Note       $100,000           Issue*     N/A       National        N/A          $100,000
Independence                                     Issue*               Fuel Gas
Pipeline                                                              Company
Company

DirectLink Gas     no transactions this quarter
Marketing
Company

Niagara            no transactions this quarter
Independence
Marketing
Company

Upstate            Note       $700,000           Issue**    N/A       National        N/A          $700,000
Energy                        $700,000           Issue**              Fuel Gas                     $700,000
                              $100,000           Issue**              Company                      $100,000

Roystone Gas       no transactions this quarter
Processing Plant


     * Represents an increase in the daily principal balance of borrowings from the National Fuel Gas Company System Money Pool as compared with balance from preceding day. For the quarter, the balance increased by $100,000.
     ** Represents an increase in the daily principal balance of borrowings from the National Fuel Gas Company System Money Pool as compared with the balance from the preceding day. For the quarter, the balance increased by $1,300,000.


                         ITEM 3 -ASSOCIATE TRANSACTIONS

 PART 1 - TRANSACTIONS PERFORMED BY REPORTING COMPANY ON BEHALF OF ASSOCIATE COMPANIES

Reporting Co.  Associate Co.  Types of  Direct   Indirect  Cost of  Total Amount Billed
Rendering      Receiving      Services  Costs    Costs     Capital
Services       Services       Rendered  Charged  Charged


NONE




 PART 2 - TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANY

Associate Co.  Reporting Co.  Types of           Direct    Indirect  Cost of  Total Amount Billed
Rendering      Receiving      Services           Costs     Costs     Capital
Services       Services       Rendered           Charged   Charged


National Fuel  Seneca         Managerial,        -0-       -0-       -0-      -0-
Gas Supply     Independence   financial,
Corporation    Pipeline       legal, and
               Company        other similar
                              services.

Seneca         Upstate        Managerial,        $ 26,643  -0-       -0-      $ 26,643
Resources      Energy Inc.    financial and
Corporation                   other similar
                              services.

Seneca         HarCor         Managerial,        $115,736  -0-       -0-      $115,736
Resources      Energy, Inc.   financial, legal
Corporation                   and other
                              similar services.


-----------------------------------

Upstate Energy Inc. also purchased regulated interstate natural gas transportation and storage services from its associate, National Fuel Gas Supply Corporation ("Supply"), pursuant to Supply's FERC gas tariff, but such services are "exempted transactions" pursuant to Rule 81 under the Public Utility Holding Company Act (17 CFR Sec. 250.81).

                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investment in Energy-Related Companies:

        Not applicable; all the Reporting Companies are gas-related companies.

Investments in Gas-Related Companies:

        Confidential Treatment requested pursuant to Rule 104(b)


                           ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-  Other Investment in last  Other Investment in This  Reason For Difference
Related Business       U-9C-3 Report             U-9C-3 Report             in Other Investment


None



                    ITEM 6- FINANCIAL STATEMENTS AND EXHIBITS

A.  FINANCIAL STATEMENTS:

    Balance Sheet for Seneca Independence Pipeline Company ("Seneca")     Confidential treatment requested pursuant to Rule 104(b)
    Income Statement for Seneca                                           Confidential treatment requested pursuant to Rule 104(b)
    Balance Sheet for Niagara Independence Marketing Company ("Niagara")  Confidential treatment requested pursuant to Rule 104(b)
    Income Statement of Niagara                                           Confidential treatment requested pursuant to Rule 104(b)
    Balance Sheet for DirectLink Gas Marketing Company ("DirectLink")     Confidential treatment requested pursuant to Rule 104(b)
    Income Statement for DirectLink                                       Confidential treatment requested pursuant to Rule 104(b)
    Balance Sheet for Upstate Energy Inc. ("Upstate")                     Confidential treatment requested pursuant to Rule 104(b)
    Income Statement for Upstate                                          Confidential treatment requested pursuant to Rule 104(b)
    Balance Sheet for Roystone Gas Processing Plant ("Roystone")          Confidential treatment requested pursuant to Rule 104(b)
    Income Statement for Roystone                                         Confidential treatment requested pursuant to Rule 104(b)


B.  EXHIBITS:

    1.  Copies of contracts required to be provided by Item 3:  NOT APPLICABLE

    2. Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions: EXHIBIT A

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Fuel Gas Company has duly caused this report to be signed and authorized on its behalf by the undersigned.

Dated:  December 17, 1999

                                         NATIONAL FUEL GAS COMPANY



                                         By  /s/ James R. Peterson
                                           ------------------------------------
                                            James R. Peterson
                                            Assistant Secretary